Exhibit 99.2

TORM plc third quarter report and nine months ended 30 September 2019
“Having experienced a seasonally softer freight rate environment in the third quarter of 2019, the product tanker market has strengthened significantly going into the fourth quarter. As the demand and supply balance tightens towards the upcoming IMO 2020, individual events have caused spikes in product tanker freight rates to levels last seen in 2008,” says Executive Director Jacob Meldgaard and adds: “For the fourth quarter, our bookings as of 8 November 2019 were at USD/day 19,531 reflecting the strong market we are currently operating in.”
•
EBITDA for the third quarter of 2019 was USD 32.0m (2018, same period: USD 14.7m). The loss before tax amounted to USD 8.5m (2018, same period: loss of USD 24.5m), and loss per share (EPS) was 12 cents (2018, same period: loss per share of 34 cents). Cash flow from operating activities was positive at USD 32.9m in the third quarter of 2019 (2018, same period: USD 18.3m), and Return on Invested Capital (RoIC) was 0.4% (2018, same period: -4.3%).

•
In the third quarter of 2019, TORM achieved TCE rates of USD/day 13,392 (2018, same period: USD/day 10,598). The product tanker freight rates softened in the third quarter of 2019 but rebounded strongly at the start of the fourth quarter following a significant increase in crude tanker rates due to attacks on Saudi Arabian oil facilities. This increase accelerated dramatically after the US imposed sanctions on two subsidiaries of China’s COSCO Shipping. In general, product tanker freight rates were stronger in the eastern than in the western hemisphere in the third quarter of 2019.

•
TORM expects to install a total of 44 scrubbers and has since the last quarter committed to an additional ten scrubber installations. The new installations support our balanced approach to the new sulfur regulation, according to which approximately half of TORM’s fleet will operate with scrubbers. The recently decided additional scrubber installations will be conducted during the first and the second quarter of 2020. As of 12 November 2019, TORM has conducted 16 scrubber installations. Of the remaining 28 installations, seven are expected to be conducted in 2019, 12 in the first quarter of 2020 and nine in the second quarter of 2020. As seen across the entire industry, TORM has also experienced some delays in recent scrubber installations. TORM has decided to postpone some installations to the first and the second quarter of 2020 to reduce the risk of further delays, and also to utilize the current strong market.

For the non-scrubber vessels, that will be using compliant fuels with 0.5% sulfur content from 1 January 2020, customized schedules have been developed, and the cleaning of the bunker tanks have been initiated during the third quarter of 2019. The first volumes of compliant fuels have been delivered and tested onboard the vessels, and all non-scrubber vessels are in the process of being prepared for using the new compliant fuels during the fourth quarter of 2019.
•
During the third quarter of 2019, TORM took delivery of four second-hand MR vessels that were purchased in the second quarter of 2019 and the two MR newbuildings TORM Solution and TORM Strong. After the quarter ended on 30 September 2019, TORM took delivery of an additional MR newbuilding, TORM Sublime. During the third quarter of 2019, TORM also sold and delivered the MR vessel TORM San Jacinto (2002-built) and the Handysize vessel TORM Saone (2004-built) for a total consideration of USD 16m. In connection with the sales, USD 9m of debt was repaid. After the quarter ended on 30 September 2019, TORM has sold two additional vessels, the Handysize vessel TORM Garonne (2004-built) and the MR vessel TORM Rosetta (2003-built), for a total consideration of USD 19m. TORM will repay USD 9m of debt in connection with the vessel sales and expects to deliver the vessels to the new owners during the fourth quarter of 2019 and the first quarter of 2020.

Announcement no. 18 / 12 November 2019	TORM plc third quarter report and nine months ended 30 September 2019	Page 1 of 3

•
During the third quarter of 2019, TORM executed sale and leaseback transactions for eight vessels, including the recently acquired four second-hand MR vessels and four existing MR vessels. Below is an overview of the sale and leaseback transactions executed during the third quarter:

•	The four recently acquired 2011-built MR vessels providing total proceeds of USD 66m. The transaction was executed with a Chinese counterparty and includes a purchase obligation in 2025.
•
The MR vessels TORM Torino and TORM Titan (both 2016-built) providing total proceeds of USD 52m. In connection with the transactions, USD 18m of debt was repaid. The transactions were executed with two separate Japanese counterparties and include a purchase obligation in 2024 for TORM Torino and in 2026 for TORM Titan.

•
The MR vessels TORM Alice and TORM Alexandra (both 2010-built) providing total proceeds of USD 35m. In connection with the transaction, USD 21m of debt was repaid. The transaction was executed with a Japanese counterparty and includes purchase options in 2024 and 2026 for both vessels.

In total, TORM has executed sale and leaseback transactions for eight vessels during the third quarter of 2019, all with terms supporting TORM’s solid capital structure.
•
As of 30 September 2019, TORM’s available liquidity was USD 337.0m consisting of USD 120.8m in cash and cash equivalents and USD 216.2m in undrawn credit facilities. As of 30 September 2019, net interest-bearing debt amounted to USD 732.5m and TORM’s net loan-to-value (LTV) ratio was 50%. Cash and cash equivalents include USD 14.5m in restricted cash, primarily related to security placed as collateral for financial instruments.

•
Based on broker valuations, TORM’s fleet including newbuildings had a market value of USD 1,720.4m as of 30 September 2019. Compared to broker valuations as of 30 June 2019, the market value of the fleet increased slightly by USD 2m when adjusted for sold and purchased vessels. The book value of TORM’s fleet was USD 1,586.4m as of 30 September 2019 excluding outstanding installments on newbuildings of USD 137.5m. The outstanding installments include payments for scrubbers related to these vessels. TORM also has CAPEX commitments of USD 31.7m for retrofit scrubber installations. In addition, USD 12m relating to six additional scrubbers was committed after the quarter ended. As of 30 September 2019, TORM’s order book stood at five newbuildings consisting of two LR1 and three MR vessels. The newbuildings are expected to be delivered in the fourth quarter of 2019 and the first quarter of 2020.

•
Based on broker valuations as of 30 September 2019, TORM’s Net Asset Value (NAV) excluding charter commitments was estimated at USD 886.9m corresponding to a NAV/share of USD 12.0 or DKK 82.2. TORM’s book equity amounted to USD 851.8m as of 30 September 2019 corresponding to a book equity/share of USD 11.5 or DKK 79.0. After the third quarter ended, TORM has increased its share capital by 42,533 A-shares (corresponding to a nominal value of USD 425.33) as a result of the exercise of a corresponding number of Restricted Share Units.

•
As of 30 September 2019, 21% of the remaining total earning days in 2019 were covered at an average rate of USD/day 15,655. As of 8 November 2019, the coverage for the fourth quarter of 2019 was 63% at USD/day 19,531. For the individual segments, the coverage was 69% at USD/day 26,267 for LR2, 59% at USD/day 20,736 for LR1, 61% at USD/day 18,095 for MR and 75% at USD/day 14,990 for Handy.

Announcement no. 18 / 12 November 2019	TORM plc third quarter report and nine months ended 30 September 2019	Page 2 of 3

CONFERENCE CALL
TORM will today be hosting a conference call for investors and financial analysts at 9:00 am Eastern Time / 3:00 pm Central European Time. If you wish to listen to the call, please dial +45 3272 8042 (+1 (631) 510 7495 for USA connections) at least 10 minutes prior to the start of the call to ensure connection and use 5880965 as conference ID. The presentation can be downloaded from https://investors.torm.com/.
CONTACT	TORM plc
Jacob Meldgaard, Executive Director, tel.: +45 3917 9200	Birchin Court, 20 Birchin Lane
Morten Agdrup, IR, tel.: +45 3917 9249	London, EC3V 9DU, United Kingdom
Tel.: +44 203 713 4560
www.torm.com

ABOUT TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on NASDAQ Copenhagen and NASDAQ New York (tickers: TRMD A and TRMD). For further information, please visit www.torm.com.
SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for “ton miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists.
In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.
Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Announcement no. 18 / 12 November 2019	TORM plc third quarter report and nine months ended 30 September 2019	Page 3 of 3